Exhibit 99.1

Centerpulse AG Andreasstrasse 15 CH-8050 Zurich
NEWS NEWS NEWS NEWS	Tel +41 (0) 1 306 96 96
Fax +41 (0) 1 306 96 97
Media Release	www.centerpulse.com
September 3, 2002 1/2

Centerpulse to sell IntraTherapeutics

Zurich, September 3, 2002—Centerpulse has entered into a definitive agreement to sell its IntraTherapeutics, Inc. subsidiary to Microvena Corporation (also known as ev3 Inc.), a private Minneapolis, MN based medical device company for $95 million, subject to customary working capital adjustments. ev3 is a portfolio company of Warburg Pincus LLC, a leading global private equity investor with investments of more than $12 billion. IntraTherapeutics develops, manufactures and markets medical devices for the diagnosis and treatment of peripheral vascular disease and relief of non-vascular obstructions and is based in St. Paul, Minnesota. The sale process for Centerpulse's remaining cardiovascular business is proceeding according to plan and is expected to be concluded by the end of this year.

The sale of IntraTherapeutics will close no later than November 30, 2002. IntraTherapeutics employs a staff of 95 and generated sales of CHF 16 million in the first half of 2002. ev3 Inc. develops and markets endovascular technologies for underserved markets in the fields of interventional cardiology, radiology and neuroradiology. Currently, ev3 is commercializing technology in the areas of myocardial preservation, stroke management and mitral valve repair.

Centerpulse announced plans to divest its Cardiac and Vascular Divisions in June of this year. The company is refining its strategic focus to emphasize the core sectors of orthopedics, spine and dental implants.

Centerpulse's subsidiary companies develop, produce, and distribute medical implants and biological materials for cardiovascular and orthopedic markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation, trauma products, heart valves, synthetic blood vessels and stents for vascular and non-vascular obstructions.

THE SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT 1995

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

Media Inquiries: Centerpulse Corporate Communications Beatrice Tschanz Mobile +41 (0)79 407 08 78 Phone +41 (0)1 306 96 46 Fax +41 (0)1 306 96 51 E-mail: press-relations@centerpulse.com	Erwin Schaerer Mobile +41 (0)79 407 12 25 Phone +41 (0)1 306 96 53 E-mail: press-relations@centerpulse.com
Investor Relations: Suha Demokan Phone +41(0)1 306 98 25 Fax +41(0)1 306 98 31 E-mail: investor-relations@centerpulse.com	Marc Ostermann Phone +41 (0)1 306 98 24 E-mail: investor-relations@centerpulse.com

        (Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

This media release is available on the internet at:
www.centerpulse.com